UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026 (Report No. 5)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On October 26, 2026, the SciSparc Ltd. (the “Company”) entered into an inducement offer letter agreement (the “Inducement Letter”) with L.I.A Pure Capital Ltd. (the “Holder”) related to certain of the Company’s existing warrants to purchase up to 405,728 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), issued on February 12, 2026, at an exercise price of $4.929 per Ordinary Share (the “Existing Warrants”).

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants at a reduced exercise price of $1.0 per Ordinary Share. The Company expects to receive aggregate gross proceeds of approximately $405,728 from the exercise of the Existing Warrants by the Holder.

The closing of the transaction contemplated pursuant to the Inducement Letter is expected to occur on or about October 27, 2026 (the “Closing Date”), subject to satisfaction of customary closing conditions. The Company expects to use the net proceeds from the exercise of the Existing Warrants as working capital for general corporate purposes.

The resale of the Ordinary Shares underlying the Existing Warrants have been previously registered pursuant to a registration statement on Form F-3 (File No. 333-293533) (the “Registration Statement”), filed with the Commission on February 17, 2026, as amended by Amendment No. 1 to Form F-3, filed on August 19, 2026, and declared effective by the Commission on August 31, 2026.

The foregoing description of the Inducement Letter does not purport to be complete and is qualified in its entirety by the terms of the Inducement Letter, which is attached hereto as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), and is incorporated herein by reference.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Warning Concerning Forward Looking Statements

This Form 6-K contains statements which constitute forward looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the expected closing date of the transaction and the intended use of proceeds Because such statements are based upon the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Form 6-K. The transaction contemplated in this Form 6-K may not close when expected or at all. In addition, the forward-looking statements contained or implied in this Form 6-K are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F, as amended, filed with the SEC on April 29, 2026, as amended, and in subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408, 333-293167 and 333-293533) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1	Inducement Letter between SciSparc and the Holder, dated October 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: October 26, 2026	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer